Exhibit 12.2

     The  following   table  sets  forth  the   calculation   of  the  Company's
consolidated Ratios of Earnings to fixed charges and preferred dividends for the periods shown (in thousands)

Description                                                           1998
-----------                                                           ----

Interest                                                            $55,139

Rent Expense                                                          1,321

Amortization of debt issuance costs                                   1,600

Preferred dividends                                                  14,244

                                                                    $72,304

Income from continuing operations
before minority interests, fixed
charges & preferred dividends                                       $136,785

Ratio of Earnings to fixed charges and
preferred dividends                                                     1.89